SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of December, 2002

                Interstar Securitisation Management Pty Limited,
                ------------------------------------------------
  (in its capacity as trust manager for the Interstar Millenium Series 2002-1G
                                     Trust)
             (Exact name of Registrant as specified in its Charter)

       Level 28, 367 Collins Street, Melbourne, Victoria, 3000, Australia
       ------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X         Form 40-F
                             ---                  ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                  No     X
                       --------               -----

     If  "Yes"  is  marked,  indicate  below  the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b): 82-                   .
                                                 -------------------

Other Events

     On December 19, 2002, The Royal Bank of Scotland plc (the "Royal Bank of Scotland") replaced Zurich Capital Markets Asia Limited ("ZCMAL") as the currency swap provider under the currency swap agreement (the "Currency Swap Agreement"), dated as of July 12, 2002, among Zurich Capital Markets Asia Limited, Perpetual Trustees Victoria Limited and Interstar Securitisation Management Pty Limited (the "Issuer"). Under the Currency Swap Agreement with the Royal Bank of Scotland as currency swap provider, there will not be a currency swap guarantor to guarantee the Royal Bank of Scotland's obligations under the Currency Swap Agreement. The Issuer has received confirmation from Standard & Poor's Ratings Group and Moody's Investors Service, Inc. that the replacement of ZCMAL as currency swap provider under the Currency Swap Agreement will not result in a downgrade of the notes issued by the Interstar Millennium Series 2002-1G Trust.






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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Interstar Millennium Series 2002-1G Trust, by the undersigned, thereunto duly authorized.


                                Interstar Securitisation Management Pty Limited, (in its capacity as trust manager for the Interstar Millennium Series 2002-1G Trust)
                                          -------------------------------
                                (Registrant)



Dated: January 29, 2003

                                    By:  /s/SAM KYRIACOU
                                       ------------------
                                    Name:  Sam Kyriacou
                                    Title: Chief Executive Officer





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